WOODSIDE



15 November 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America



Dear Sir/Madam,

**RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside awards integrated services contract, lodged with the Australian Stock Exchange on 14 November 2005;
- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 15 November 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.



**Rebecca Sims**
**Compliance Officer**

82-2280

# ANNOUNCEMENT
**(ASX: WPL)**

**MONDAY, 14 NOVEMBER 2005**
**11.25AM (WST)**

WOODSIDE


**MEDIA**
KIRSTEN STONEY
W: + 61 8 9348 5694
M: + 61 8 417 984 923
E: kirsten.stoney@woodside.com.au

**INVESTORS**
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au


## WOODSIDE AWARDS INTEGRATED SERVICES CONTRACT

Woodside Petroleum Ltd. announced that its wholly-owned subsidiary Woodside Energy Ltd. has awarded a major engineering and maintenance support contract for its Australian assets to Transfield Services and WorleyParsons (TW).

Under a contract worth approximately A$700 million over three years, TW is responsible for providing a range of engineering and maintenance services to the Angel platform (to be developed), North Rankin A and Goodwyn A platforms, Karratha LNG plant, King Bay Supply Base and the Otway gas plant facility in Victoria.

The three-year contract starts in January 2006 and expires in December 2008 and includes an option to extend for an additional five years to December 2013.

Woodside's Chief Operating Officer Mr Keith Spence said over the past 10 years Transfield Services and WorleyParsons had demonstrated the capacity and ability to provide support for Woodside's and the NWS Venture's growing Australian-based business interests and assets.

"Transfield Services and WorleyParsons have significant experience in the Australian and international oil and gas sectors and we believe their expertise will greatly assist Woodside and the NWS Venture's growth aspirations," Mr Spence said.

82-2280

# ANNOUNCEMENT
**(ASX: WPL)**

TUESDAY 15 NOVEMBER 2005
**7.00AM (WST)**

WOODSIDE

**MEDIA**
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

**INVESTORS**
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

## Mauritania Offshore Drilling Update

Woodside Petroleum Ltd. reports the following activity by its wholly-owned subsidiary Woodside Mauritania Pty. Ltd. in offshore Mauritania since the last report issued on 8 November 2005.

## PSC Area B: Labeidna-1 Exploration Well

The *'Stena Tay'* rig drilled Labeidna-1 to the final total depth of 3080 metres where the acquisition of wireline logs, including downhole pressure measurements and fluid sampling, commenced.

A preliminary evaluation of these data, indicates that the well intersected an oil bearing interval comprising an interbedded series of thin sands and claystones. Late on 14 November 2005, the collection of oil samples was underway. Additional wireline logs will be acquired to quantify the significance of this discovery. A further announcement will be made when this analysis has been completed.

Following wireline logging, the well will be plugged and abandoned as planned.

## General

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of planned exploration wells and the Chinguetti Oil Field are shown on the attached map.

Participating Interests in the Chinguetti Joint Venture and relevant PSC areas are:

| Company | Chinguetti Joint Venture | PSC-A | PSC-B | PSC-C, Block 6 |
|---|---|---|---|---|
| Woodside group companies (Operator) | 47.38448% | 53.846% | 53.846% | 37.578% |
| Hardman group companies | 19.00800% | 24.3% | 21.6% | 22.422% |
| Groupe Project Chinguetti | 12.00000% | -- | -- | -- |
| BG group companies | 10.23440% | 13.084% | 11.63% | -- |
| Premier group companies | 8.12328% | -- | 9.231% | -- |
| ROC Oil group companies | 3.24984% | 4.155% | 3.693% | 5.0% |
| Fusion group companies | -- | 4. 615% | -- | -- |
| Petronas Carigali Overseas Sdn Bhd | -- | -- | -- | 35.0% |